EXHIBIT 99.1

CERTIFICATION
Pursuant to 18 United States Code § 1350

     The undersigned hereby certifies that, to his knowledge, the amendment to the Annual Report on Form 40-F for the fiscal year ended December 31, 2002, of Domtar Inc. (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Raymond Royer Name: Raymond Royer Title: President and Chief Executive Officer Date: May 12, 2003

CERTIFICATION
Pursuant to 18 United States Code § 1350

     The undersigned hereby certifies that, to his knowledge, the amendment to the Annual Report on Form 40-F for the fiscal year ended December 31, 2002, of Domtar Inc. (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s / Christian Dubé Name: Christian Dubé Title: Senior Vice-President and Chief Financial Officer Date: May 12, 2003